ROCKWELL VENTURES INC.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604)684-6365   Fax No.: (604)684-8092

INFORMATION CIRCULAR
as at November 29, 2004

This Information Circular is furnished in connection with the solicitation of proxies by the management of Rockwell Ventures Inc. (the “Company”) for use at the annual and extraordinary general meeting (the “Meeting”) of its shareholders to be held on December 29, 2004 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the “Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxy holders

The individuals named in the accompanying form of proxy are the Chief Executive Officer of the Company and the Chief Financial Officer of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Submitting a proxy by mail or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxy holder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company’s transfer agent, Computershare Investor Services by fax within North America at 1-866-249-7775, outside North America at 416-263-9524, or by mail or by hand at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or the shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting the shareholder’s Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of auditors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed November 29, 2004 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of November 29, 2004, the Company had outstanding 93,550,775 fully paid and non-assessable Shares without par value, each carrying the right to one vote.

As of November 29, 2004, the only registered holder of 5% or more of the common shares of the Company were brokerage clearing houses.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

       Audited Financial Statements for the year ended May 31, 2004
       Interim Unaudited Financial Statements for the period ended August 31, 2004

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from Jeffrey R. Mason, the Corporate Secretary of the Company at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended May 31, 2004 and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management’s discussion and analysis, have been mailed to shareholders with the Notice of Meeting and the Information Circular. Additional copies may be obtained from the Secretary of the Company upon request and will be available at the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except the resolution to approve the increase of authorized capital. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the board of directors of the Company is currently determined at seven (7). The board proposes that the number of directors remain at seven (7). Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven (7).

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at November 29, 2004.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(2)
Rene G. Carrier Director North Vancouver, BC	Since April 1993	533,439 shares(3) 100,000 options 300,000 warrants
Scott D. Cousens Director Vancouver, BC	Since November 2000	4,471,711 shares 500,000 options 1,250,000 warrants
Robert A. Dickinson Chairman and Director Lions Bay, BC	Since November 2000	3,010,640 shares(4) 500,000 options
Gordon J. Fretwell Director West Vancouver, BC	Since March 1998	447,500 shares 100,000 options 300,000 warrants
Jeffrey R. Mason Chief Financial Officer Vancouver, BC	Since November 2000	2,197,043 shares 500,000 options
Douglas B. Silver Director Englewood, Colorado	Since March 1998	100,000 options

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled(2)
Ronald W. Thiessen Chief Executive Officer, President and Director West Vancouver, BC	Since November 2000	1,604,200 shares 500,000 options 625,000 warrants

Notes:

(1)
The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2)	The number of Shares beneficially owned by the above nominees for directors, directly or indirectly, is based on information furnished by the Company and by the nominees themselves.

(3)	Certain of these shares are held by Euro American Capital Corporation, a private company that is wholly owned by Mr. Carrier.

(4)	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

RENE G. CARRIER – Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for ten years, where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is an officer and/or director of the following public companies: Acrex Ventures Ltd. (September 2000 to present); Chartwell Technology Inc., Director (June 1991 to present); Continental Minerals Corporation, Director (February 2001 to present); Quartz Mountain Resources Ltd., Director (January 2000 to present); Rockwell Ventures Inc., Director (April 1993 to present) and President (April 1993 to November 2000).

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus for the past 14 years has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. Mr Cousens is a director of Hunter Dickinson Inc.

Mr. Cousens is, or was within the past 5 years, an officer and/or director of the following public companies:

Amarc Resources Ltd., Director (September 1995 to present); Anooraq Resources Corporation, (September 1996 to present); Continental Minerals Corporation, Director (November 1995 to present); Farallon Resources Ltd., Director (December 1995 to present); Great Basin Gold Ltd., Director (March 1993 to present); Northern Dynasty Minerals Ltd., Director (June 1996 to present); Rockwell Ventures Inc., Director (November 2000 to present); and Taseko Mines Limited, Director (October 1992 to present).

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 36 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past 5 years, an officer and/or director of the following public companies:

Amarc Resources Ltd., Director (April 1993 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); Anooraq Resources Corporation, Director (November 1990 to September 2004 and October 2004 to present), Chairman (April 2004 to September 2004), Co-Chairman (September 2000 to April 2004 and October 2004 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); Continental Minerals Corporation, Director (June 2004 to present), Chairman (June 2004 to present), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); Farallon Resources Ltd., Director (July 1991 to present), Chairman (April 2004 to September 2004), Co-Chairman (September 2000 to April 2004 and September 2004 to present) and Chief Executive Officer (December 1995 to September 2000); Great Basin Gold Ltd., Director (May 1986 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); Northern Dynasty Minerals Ltd., Director (June 1994 to present), Chairman (April 2004 to present), Co-Chairman (November 2001 to April 2004), Chief Executive Officer (May 1997 to November 2001); Rockwell Ventures Inc., Chairman and Director (November 2000 to present); Taseko Mines Limited, Director (January 1991 to present), Chairman (April 2004 to present), Co-Chairman (September 2000 to April 2004), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

JEFFREY R. MASON, CA – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies for which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past 5 years, an officer and or director of the following public companies:

Amarc Resources Ltd., Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); Anooraq Resources Corporation, Director (April 1996 to September 2004), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); Continental Minerals Corporation, Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (November 1995 to present); Farallon Resources Ltd., Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); Great Basin Gold Ltd., Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); Northern Dynasty Minerals Ltd., Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); Rockwell Ventures Inc., Chief Financial Officer and Director (November 2000 to present); Taseko Mines Limited, Secretary (February 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer,

Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited).

RONALD W. THIESSEN, CA – Chief Executive Officer, President and Director

Ronald W. Thiessen is a Chartered Accountant and has for the past several years served as a director and/or officer of several publicly-traded mineral exploration, development, and mining companies. Mr. Thiessen provides services to Hunter Dickinson Inc., a company providing management and administrative services to several publicly traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past 5 years, an officer and/or director of the following public companies: Amarc Resources Ltd., Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); Anooraq Resources Corporation, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); Continental Minerals Corporation, Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); Farallon Resources Ltd., Director (August 1994 to present), President and Chief Executive Officer (September 2000 to September 2004), Co-Chairman (September 2004 to present); Great Basin Gold Ltd., Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); Northern Dynasty Minerals Ltd., President and Chief Executive Officer (November 2001 to present), Director (November 1995 to present); Rockwell Ventures Inc., President and Chief Executive Officer (November 2000 to present); Taseko Mines Limited, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.); Casamiro Resource Corp., President and Director (February 1990 to August 2002).

DOUGLAS B. SILVER – Director

Douglas B. Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is, or was within the past years, an officer and/or director of the following public companies: Rockwell Ventures Inc., Director (March 1998 to present).

GORDON J. FRETWELL, B.Comm. L.L.B. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past 5 years, an officer and/or director of the following public companies: Bell Resources Corporation, Director and Secretary (September 1998 to present); Continental Minerals Corporation (formerly Misty Mountain Gold Limited), Director (February 2001 to present); Copper Ridge Explorations Inc., Director and Secretary (August 1999 to present); Foran Mining Corp., Director (February 1998 to March 2000); Grandcru Resources Corporation, Director (December 2002 to present); Ialta Industries Inc., Director (October 1999 to February 2000); Icon Industries Ltd., Officer (December 2000 to present), Director (July 2004 to present); Pine Valley Mining Corporation, Director (August 2003 to present); Quartz Mountain Resources Ltd., Director (January 2003 to present); Rockwell Ventures Inc., Director (March 1998 to present); Tri-Alpha Investments Ltd., Director and Secretary (July 2001 to 2003); Quicksilver Ventures Inc., Director

and Secretary (February 2004 to present); and Northern Dynasty Minerals Ltd., Director (June 2004 to present).

The audit committee has an Audit Committee Charter. As at the date hereof, the members of the audit committee are Messrs. Fretwell, Carrier and Cousens.

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1270 – 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company in November, 1998.

The Company’s auditors have not provided any material non-audit services.

The audit committee considers and approves requests and recommendations from management regarding the use of non-audit services to be provided by the Company’s auditors.

The audit committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

	Fees Paid to Auditor	Fees Paid to Auditor
	in Year Ended	in Year Ended
Nature of Services	May 31, 2004	May 31, 2003
Audit Fees(1)	$ 25,000	$ 15,900
Audit-Related Fees(2)	nil	nil
Tax Fees(3)	1,650	5,140
All Other Fees(4)	nil	nil
Total	$ 26,650	$ 21,040

(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other” fees include all other non-audit services.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

“Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald W. Thiessen, the Company’s President and Chief Executive Officer, Jeffrey R. Mason the Company’s Chief Financial Officer are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald W. Thiessen President and Chief Executive Officer	2004 2003 2002	20,693 10,928 12,357	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer	2004 2003 2002	15,612 7,262 12,357	Nil Nil Nil	Nil Nil Nil	500,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards

Rockwell does not presently have a long term investment plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Options

The share options granted to the Named Executive Officers during the financial year ended May 31, 2004 were as follows:

Option Grants during the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Ronald W. Thiessen, CEO	500,000	9.8%	$0.15	$0.15	May 20, 2005
Jeffrey R. Mason, CFO	500,000	9.8%	$0.15	$0.15	May 20, 2005

The share options exercised by the Named Executive Officers during the financial year ended May 31, 2004 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises during the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	500,000 / Nil	Nil / Nil
Jeffrey R. Mason	Nil	Nil	500,000 / Nil	Nil / Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Each director of the Company whether or not an executive officer is paid an annual director’s fee of $2,400 and an additional fee of $600 for each meeting of directors attended. Each director who is a member of a committee receives $2,400 for each committee of which the director is a member and an additional fee of $600 for each meeting of each committee attended.

On October 30, 2003 Rockwell granted an aggregate of 2,300,000 options to purchase common shares of the Company at an exercise price of $0.15 per share. These options expire on May 20, 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the stock option plan (the “Plan”) which was been previously approved by shareholders on November 28, 2003. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Shares. The shareholders have approved the issuance of a maximum of 5,500,000 shares under the Plan. All options expire on a date not later than five years after the date of grant of such option.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders - (the Plan)	5,235,500	$0.15	234,500
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,235,500	$0.15	234,500

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended May 31, 2004, or has any interest in any material transaction in the current year.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Management Services Agreement

All of the directors serve together on a number of boards of directors of other publicly listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements (dated December 1996) with Hunter Dickinson Inc. (“HDI”), a private company owned equally by ten public companies including Rockwell, which provides engineering, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, these companies on a full cost recovery basis. During the year ended May 31, 2004, such services rendered and expenses reimbursed amounted to $362,377. The executive compensation disclosed herein is included in this amount and the compensation was paid by HDI to the named executives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Increase of Authorized Capital

On March 29, 2004 the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”). All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006. The transition rules permit the directors and shareholders of the Company some flexibility to adopt modified charter documents.

The directors of the Company have filed the requisite transition application with the Registrar of Companies.

Pursuant to the BCA all companies are now permitted to have an unlimited number of shares as authorized capital. Management of the Company wishes to take advantage of this provision to provide future flexibility in financing the Company.

The alteration of the capital of the Company requires approval by a special resolution of the shareholders, being a resolution passed by a majority of not less than three quarters (75%) of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.

Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the articles of the Company: “Resolved, as special resolutions, that:

(1)	the maximum number of shares that the Company is authorized to issue be eliminated by providing that the Company is authorized to issue an unlimited number of Common shares without par value

(2)	the Notice of Articles of the Company be altered accordingly; and

(3)	The directors of the Company be authorized to revoke the special resolutions before they are acted on without further approval of the shareholders.

The Board of Directors recommends that shareholders vote in favour of the special resolutions. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution. The above special resolutions, if passed, will become effective immediately upon the filing of a Notice of Alteration with the Registrar of Companies.

GENERAL AUTHORITY TO INCREASE CAPITALIZATION

The Company regularly investigates opportunities to raise financing and to acquire assets on advantageous terms in order to maintain sufficient working capital to carry out its business. Based on experience, the directors believe it likely that the Company will undertake one or more transactions involving the issuance of shares over the next year.

The Company’s issued and outstanding share capital is currently 93,550,775 common shares. The Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on December 30, 2004 would not exceed a further 93,550,775 shares in the aggregate, or 100% of the Company’s issued and outstanding shares as at November 29, 2004 (“Record Date”).

Any private placement (meaning generally the sale of shares with or without share purchase warrants) which is proceeded with by the Company pursuant to the authorization being sought by the below described resolution at the Meeting will be subject to the additional restrictions that such private placement:

1)	must be with substantially with parties at arm’s-length to the Company;

2)	will not materially affect control of the Company and will not exceed 100% of the currently issued capital in any event;

3)	must be completed within a 12 month period following the date shareholder approval is given; and

4)
must otherwise have terms which comply with the private placement pricing rules of the TSX Venture Exchange (“TSX-V”), which currently require that the price per security must not be lower than the closing market price of the Common shares on the TSX-V on the trading day prior to the date notice of the private placement is given to the TSX-V (the “Market Price”) less the applicable discount, as follows:

Market Price	Maximum Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX-V retains the discretion to decide whether or not a particular private placement is substantially at arm’s-length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable a number of its Common shares up to 100% of the number issued as of the meeting date, and taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, so that securities regulators can be informed that shareholders support management’s initiatives, the Company requests that its shareholders pass an ordinary resolution authorizing such issuance.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

Shareholders will be asked to approve an ordinary resolution that the issuance by the Company in one or more private placements during the 12 month period commencing December 30, 2004, of such number of securities that would result in the Company issuing or making issuable an amount of common shares up to 100% of the total number outstanding as at November 29, 2004.

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and accordingly, the directors recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, it is possible that the securities regulators having jurisdiction over the Company may review or delay such share issuances or first require specific shareholder approval. Such delays could impede the Company’s timely access to required funds on asset acquisition opportunities.

Amendment to Share Incentive Plan

The Company is currently a Tier 2 company under the provisions of the TSX-V. In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, management of the Company proposes that shareholders approve a resolution to amend and restate the existing share option plan as the “2004 Plan”. The share option plan was approved by shareholders at the Company’s annual general meeting held on November 28, 2003. Under the share option plan (the “2003 Plan”), a total of 5,500,000 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). As at November 29, 2004, of the 5,500,000 shares provided under the 2003 Plan, 30,000 had been exercised, 5,235,500 were outstanding, leaving only 234,500 available to grant under the 2003 Plan.

The 2004 Plan will use a “rolling” number of shares rather than a “fixed” number of shares. The board of directors have recommended that under the 2004 Plan, a maximum of 10% of the issued and outstanding Shares of the Company at the time an option is granted, less Shares reserved for issued in the 2004 Plan, will be reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) under the 2004 Plan. In other words, while the 2004 Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Shares reserved for issuance under the 2004 Plan at any point in time. It is the responsibility of the Company’s board of directors to ensure that the provisions of the 2004 Plan are adhered to.

This type of plan, as provided for under TSX-V policies, is called a "rolling" plan. The 2004 Plan requires shareholder and TSX-V approval.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the 2004 Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of TSXV.

Material Terms of the 2004 Plan

The following is a summary of the material terms of the 2004 Plan:

a)	all options granted under the 2004 Plan are non-assignable and non-transferable and for a period of up to 5 years;

b)
for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

c)
if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the Optionee is engaged in Investor Relations Activities;

d)	the minimum exercise price of an option granted under the 2004 Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV); and

e)	No Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period.

Recommendation

The Company is of the view that the 2004 Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the resource industry. A full copy of the 2004 Plan will be available for inspection at the Meeting. Directors will also have the authority to amend the 2004 Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

Finally, the TSXV requires that each company listed on the exchange have a stock option plan, and accordingly, the amendment of the 2004 Plan is recommended to ensure compliance with their policies. The 2004 Plan may also be considered at future next annual general meetings.

The Company will seek “disinterested” shareholders’ approval (described below) because:

(i)	the number of options granted to Insiders of the Company may exceed 10% of the Company’s outstanding listed shares; or

(ii)	the aggregate number of options granted to Insiders of the Company within a one year period may exceed 10% of the Company’s outstanding listed shares; or

(iii)	the number of options granted to any one Insider and such Insider’s associates within a one year period may exceed 5% of the Company’s outstanding listed shares; or

(iv)	The Company may decrease the exercise price of options previously granted to Insiders.

Disinterested Shareholder Approval

For purposes of this resolution an aggregate of 12,264,964,533 shares held by persons who are both insiders (and their associates (as defined in the Securities Act (British Columbia)) and by persons who are eligible to receive options under the 2004 Plan will not be voted at the Meeting. If this resolution does not pass by disinterested shareholder approval then a second vote will be held where insiders and their associates will be permitted to vote on the resolution and the plan may be adopted, however, the resolution will be permitted to include the terms set out in sub-paragraphs (i) to (iv) above.

“Insider” means a director or senior officer of the Company, a director or senior officer a company that is an insider or subsidiary of the Company, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company, or the Company itself if it holds any of its own securities.

“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at the shareholders’ meeting excluding votes attached to listed shares beneficially owned by “Insiders” of the Company (generally officers and directors) to whom the options have been granted under the plan and associates of those Insiders.

The board of directors recommends that you vote in favour of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained from Sedar at www.sedar.com and upon request from the Company’s Secretary at (604) 684-6365, telephone number: (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at Vancouver, British Columbia, this 29th day of November, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

 Ronald W. Thiessen
President and Chief Executive Officer